3/10/15

SECUR 15026617 SION

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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| SEC FILE NUMBER |
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| 8- 44483 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradespot Markets Inc

| OFFICIAL USE ONLY |
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| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bongiovanni + Associates CPA's

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# TRADESPOT
MARKETS INC.

SEC MAIL PROCESSING
RECEIVED
MAR 1 0 2015
WASH. D.C.
201 SECTION

February 26, 2015

RE: 2014 Amended Audit – Tradespot Markets K2-ii letter

Dear Securities and Exchange Commission,

Enclosed please find a copy of my letter to our auditor claiming the K2-ii Exemption. For some reason it failed to attach to the revised audit I sent in earlier this month. If you require anything more please let me know.

RECEIVED
2015 APR 10 PM 12: 29
SEC / MR

Sincerely,

Mark Beloyan
President


TRADESPOT MARKETS, INC.
5400 S. UNIVERSITY DRIVE, SUITE 206A, DAVIE, FL 33328
TOLL FREE: 800-365-1553 | PHONE: 954-916-3899 | FAX: 954-916-3870

MEMBER FINRA / SIPC

TRADE | SPOT
MARKETS



Bongiovanni & Associates CPA's
19720 Jetton Road
3rd Floor
Cornelius, NC 28031

January 19, 2015

RE: TradeSpot Markets, Inc. year end 2014 Certified Audit

TradeSpot Markets, Inc. is operating under the k2-ii broker and has a clearing arrangement with Cor Clearing, LLC. The broker dealer does not take custody of customers securities or take in any customer funds, therefore qualifies for the exemption under the rule.

X [signature]
Mark Beloyan
President